2409 N. Falkenburg Road Tampa, FL 33619 727-536-6666 (Office) 727-536-6665 (Facsimile) www.bulovatechgroup.com

Ms. Maryse Mills-Apenteng, Special Counsel	August 15, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re: Bulova Technologies Group, Inc.

Form 10-K for the Fiscal year Ended September 30, 2013

Filed January 13, 2014

File No. 000-09358

Dear Ms. Mills-Apenteng:

This letter acknowledges and responds to your letter to Bulova Technologies Group, Inc. (the “Company”) dated July 25, 2014

First, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With respect to the comments you provided, the Company acknowledges that the identified exhibits should be included with its Form 10-K, as discussed below.

However, the Company believes also that not all of the comments require an amendment to its filed documents, as more fully explained below.

We, of course, welcome your thoughts after examining our reasoning.

General #1

Bulova Technologies Ordnance Systems LLC (“Ordnance”), a wholly-owned subsidiary of Bulova Technologies Group, Inc. (“Registrant”), sold substantially all of its assets to two unrelated parties (each of which were owned by the same person) (together, the “Purchaser”) on October 24, 2012. Upon the conclusion of this sale Ordnance became virtually asset-less.

Included among the assets to be transferred were several contracts between Ordnance and the U.S. Department of Defense (“DOD”). These contracts did not include Contract No. WA1CRB-09-C-0014, which had been terminated for default by DOD on July 30, 2010 (the “Terminated Contract”). This termination was then under challenge by Ordnance before the Armed Services Board of Contract Appeals (“ASBCA”) as a result of Ordnance’s October 26, 2010 appeal of the Contracting Officer’s termination decision.

Because the Terminated Contract was not conveyed to the Purchaser, Registrant has no liability to Purchaser relating to the Terminated Contract.

The decision of the ASBCA in January 2014 was in the nature of a “split” decision; that is, the ASBCA found that DOD had properly terminated a portion of the contract, but had improperly terminated another portion of the contract.

That portion of the ASBCA’s decision finding that a portion of the contract was properly terminated has been appealed to the U.S. Court of Appeals for the Federal Circuit (“CAFC”), and is in the early stages of resolution.

That portion of the ASBCA’s decision finding that a portion of the contract was improperly terminated has given rise to a multimillion dollar claim already submitted to DOD, which amount will result in a set off against the money claimed by DOD. If the CAFC were to uphold Ordnance’s appeal, this could result in Ordnance offsetting the entire amount of the DOD claim.

Further, the decision of the ASBCA regarding the delays caused by DOD relating to the Terminated Contract has given rise to additional claims against DOD which are also in the process of submittal.

Registrant has discussed this matter in each of its filings since the date of termination of the Terminated Contract. The Company carried an amount resulting from the percentage of completion accounting applied to this contract through the date of the sale of substantially all of the assets of Ordnance. In the form 10Q filed for the quarter ended December 31, 2012, Registrant disclosed a change in accounting estimate pertaining to this amount, as the dispute had still not been resolved, and as there were no more assets in Ordnance with which to satisfy this dispute.

Registrant believes it not to be material, and, therefore, considers this matter to be covered in its disclosure relative to general litigation associated with Government Contracting. The decision to omit any specific disclosure is because a) Ordnance believes it has a high probability of success in its litigation regarding this matter; b) neither Ordnance nor Registrant bears liability to the Purchaser of Ordnance’s assets as a result of this Terminated Contract; c) even if Ordnance were ultimately found to be liable to DOD in any amount, it has no assets to satisfy any such judgment; and d) Registrant bears no liability for Ordnance.

At this time Registrant believes that a loss contingency does not exist as the loss is not probable, nor can it be reasonably estimated.

General #2

On October 24, 2012, Ordnance, a wholly-owned subsidiary of Registrant, sold substantially all of its assets to two unrelated entities (each of which were owned by the same gentleman). The parties agreed that all of the contracts Ordnance enjoyed with the U.S. Department of Defense (“DOD”), exclusive of the Terminated Contract, would be novated to Bulova Tech Ordnance LLC (“Newco”), the unrelated party acquiring the personal property of Ordnance. However, post-closing, Newco encountered some internal difficulties composing a novation agreement to DOD and requested that Ordnance retain the DOD contracts in its (Ordnance’s) name, while allowing Newco to both perform the contracts and collect all receivables relating thereto. Finally, in April 2014 the parties submitted a joint novation agreement to DOD for approval and are awaiting the DOD’s response. DOD has not indicated that it objects to the novation. The proposed novation does not include the Terminated Contract about which you inquire.

Further, because the “other” contracts were/are being performed by Newco at 100% of the DOD contract price, no profit was shown by Ordnance for these contracts.

Further, the decision of the ASBCA in January 2014 was a “split” decision in which the ASBCA determined that DOD was correct in terminating a portion of the contract for default but incorrect in terminating another portion of the contract, remanding the decision to the parties to determine what amount, if any, is due DOD as a result of the termination. The portion of the decision upholding the termination is under appeal to the U.S. Court of Appeals for the Federal Circuit, while a claim for payment for that portion of the decision finding the termination improper has been submitted to DOD.

Ordnance has no assets with which to satisfy any ultimate judgment by DOD against it and such liability, if it were to exist, would not extend to Registrant.

General #3

Ordnance is without material assets, and Registrant is not liable for the acts of its subsidiary. Accordingly, Registrant does not expect its financial condition to be affected by the final results of any negative decision against Ordnance. We have inserted a disclosure in Form 10Q for the quarter ended June 30, 2014, under commitments and contingencies, that this dispute is on-going and that we do not believe the outcome will have any material effect on the Company’s financial position or results of operations.

Business, Page 4

Bulova Technologies Ordnance Systems LLC (“Ordnance”) and Newco are unrelated parties with no commonality of ownership.

Pending novation of all of Ordnance’s former contracts (but excluding the Terminated Contract) to Newco (which novation was delayed solely at the request of, and because of internal delays at, Newco), Ordnance retained the contracts in its name while Newco performed 100% of the duties and received 100% of the proceeds under those contracts. A novation agreement has been pending before the DOD since April 2014.

The only appearance of commonality of management between Ordnance and Newco (John Gwynn) has existed only since April 1, 2014 when, at the request of John Gwynn, he was named president of Ordnance merely as a convenience to give him signature authority in order to expedite the novation of the remaining DOD contracts. Ordnance has had no employees since October 2012

Exhibits, page 37

Registrant requests that the identified exhibits be permitted to be filed with its next Form 10-K, rather than as an amendment to its current Form 10-K

Please provide us with your reaction to our above reasoning at your earliest convenience. We remain ready to make such changes to our publicly filed documents as you may require.

Please contact our SEC Counsel (Mike Cronin 727-461-1818) or our in-house counsel (Craig Schnee 727-881-4886) if you wish to discuss these matters on the telephone.

Very truly yours,

/s/ Stephen L. Gurba

Stephen L. Gurba

President & Chief Executive Officer